SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential announces launch of USD 1.2 billion share buyback programme

Prudential plc (the "Company") announces that it will commence a buyback programme of its ordinary shares up to a maximum aggregate amount of USD 1.2 billion (the "Programme"). Given the size of the Programme, it is intended that it will be completed by no later than 18 December 2026.

The purpose of the Programme is to reduce the issued share capital of the Company in order to return capital to shareholders. The Directors consider the Programme to be in the best interests of the Company and of its shareholders generally.

Anil Wadhwani, Chief Executive Officer, said: "I am pleased with the progress we are making in executing our strategy. The significant growth opportunities ahead of us have not changed and we remain firmly focused on creating long-term shareholder value through high quality, sustainable growth, and consistent delivery of shareholder returns."

Our capital management programme was communicated on 27 August and is expected to return to shareholders over USD 5 billion over the period 2024-2027, before the intended return to shareholders of the net proceeds from the initial public offering of ICICI Prudential Asset Management Company Limited ("IPAMC IPO").

We announced on 23 December 2025 that we had completed the final tranche of a USD 2 billion buyback programme in 2025 and on 19 December 2025 that we had completed the IPAMC IPO.

Accordingly, we will now commence a buyback of USD 1.2 billion to be executed in 2026, comprising USD 500 million of recurring capital returns and USD 700 million of net proceeds from the IPAMC IPO. The balance of the net proceeds from the IPAMC IPO will be returned to shareholders during 2027.

The pace, timing of and form of the proposed returns of capital will be subject to market conditions and execution considerations, including discretion given to a third party for execution during closed periods.

Terms of the Programme

The Company has entered into an arrangement with J.P. Morgan Securities plc ("JPM") (acting as riskless principal) to conduct the buyback in respect of the Programme on its behalf and to make trading decisions in respect of the Programme independently of the Company (the "Agreement").

The arrangement with JPM enables the purchase of ordinary shares in the issued share capital of the Company ("Ordinary Shares") for a period from 6 January 2026, and will complete no later than 18 December 2026. The aggregate maximum pecuniary amount allocated to the Programme is USD 1.2 billion (exclusive of associated fees, expenses and stamp duty) (equivalent to GBP 889 million and HKD 9,342 million, in each case based on the closing exchange rate between USD and GBP and USD and HKD as of 5 January 2026 GMT) representing an amount equal to the aggregate value of approximately 3% of the Company's issued share capital at the closing share price on 5 January 2026.

JPM may effect purchases of Ordinary Shares under the Programme on the London Stock Exchange and/or other trading venues1 for subsequent purchase by the Company. Purchases by the Company will be treated as on-exchange transactions subject to the Listing Rules of the London Stock Exchange and as on-market purchases for the purpose of the Hong Kong Code on Share Buy-Backs. The Company intends that any Ordinary Shares purchased will be cancelled.

The Programme will be conducted in accordance with the authority to purchase Ordinary Shares granted by shareholders at the Company's 2025 Annual General Meeting and any authority granted by shareholders at the Company's 2026 Annual General Meeting. The maximum number of Ordinary Shares which may be purchased by the Company under the Programme is 204 million (being the number of Ordinary Shares remaining under the authority granted by shareholders at the Company's 2025 Annual General Meeting) taken together with such number of Ordinary Shares under any authority granted by shareholders at the Company's 2026 Annual General Meeting.

The Programme will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014/EU (as in force in the UK and as amended by the Market Abuse (Amendment) (EU Exit) Regulations 2019), the Commission Delegated Regulation 2016/1052/EU (as in force in the UK and as amended by the FCA's Technical Standards (Market Abuse Regulation) (EU Exit) Instrument 2019) and in accordance with Chapter 9 of the UK Listing Rules, the Hong Kong Listing Rules and the Hong Kong Code on Share Buy-backs. No purchase of Ordinary Shares will be conducted on the Hong Kong Stock Exchange. No purchases will be made in respect of the Company's American Depositary Receipts.

The Company will make further announcements in due course following any purchase of Ordinary Shares. There is no guarantee that the Programme will be implemented in full or that any Ordinary Shares will be purchased by the Company.

The Company intends to continue its existing practice of conducting share buybacks in order to offset the actual or expected dilutive effects from the vesting of awards under employee and agent share schemes and the issuance of Ordinary Shares under any scrip dividend alternative for future dividends (if offered) (the "Neutralisation Buyback"). Such repurchases would be in addition to the Programme announced today. Under the terms of the Agreement, JPM has agreed to conduct the Neutralisation Buyback (acting as riskless principal), subject to the determination by the Company of the final terms of the Neutralisation Buyback. The Company will release a further announcement in respect of the Neutralisation Buyback once those terms have been determined.

1 Specifically Aquis Exchange Europe, Cboe Europe Limited through the BXE and CXE order books, and any multilateral trading facility operated by Turquoise Global Holdings Limited, each being a trading venue (as defined in the Market Abuse Regulation) in the United Kingdom where the Ordinary Shares are admitted to trading or traded.

Contact

Media			Investors/analysts
Simon Kutner	+44 7581 023260	UK	Patrick Bowes	+852 2918 5468	HK
Sonia Tsang	+852 5580 7525	HK	William Elderkin	+44 2039 779215	UK
			Ming Hau	+44 2039 779293	UK
			Bosco Cheung	+852 2918 5499	HK
			Tianjiao Yu	+852 2918 5487	HK

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 January 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary
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